05037661

AM 3-10-2005 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 28 2005 PROCESSING WASH. D.C. 210 SECTION

SEC FILE NUMBER
8-52182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Institutional Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Swiatek 561-955-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

200 East Las Olas Boulevard, Suite 1700 Fort Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO 3/22

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter J. Swiatek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Institutional Investments Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AUDREY SCHUCHER
Notary Public - State of Florida
MyCommission Expires Dec 21, 2008
Commission # DD 381013

2/22/05

Signature

Vice President & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Board of Directors
and Stockholder of
J.P. Morgan Institutional Investments Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of J.P. Morgan Institutional Investments Inc. (the "Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company has extensive transactions and relationships with affiliates.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2005

J.P. Morgan Institutional Investments Inc.

(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Statements of Financial Condition

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 63,477,031	$ 56,826,916
Premises and equipment at cost, less accumulated depreciation of $41,468 and $7,172, respectively	97,276	70,356
Receivable from affiliate	39,541	560,617
Other assets	1,317,906	-
Total assets	$ 64,931,754	$ 57,457,889
Liabilities		
Incentive compensation payable	$ 10,043,297	$ 9,546,625
Current taxes payable	2,360,573	1,991,662
Payable to affiliate	5,245,688	2,021,000
Accounts payable and accrued expenses	1,635	2,950
Interest payable	-	43,905
Total liabilities	17,651,193	13,606,142
Subordinated borrowings	10,000,000	10,000,000
Stockholder's equity		
Common stock, (par value $1; 100 shares authorized, issued and outstanding)	100	100
Additional paid-in capital	138,173,383	138,173,383
Accumulated deficit	(100,892,922)	(104,321,736)
Total stockholder's equity	37,280,561	33,851,747
Total liabilities and stockholder's equity	$ 64,931,754	$ 57,457,889

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.

(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Statements of Operations

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues		
Intercompany service fee income	$ 49,280,081	$ 39,293,326
Distribution fee income	536,770	568,303
Intercompany interest income	692,211	423,505
Total revenue	50,509,062	40,285,134
Expenses		
Employee compensation and benefits	30,531,741	26,613,768
Depreciation	34,297	5,614
Interest expense	214,047	138,272
Intercompany service charges	6,094,164	3,472,812
Other expenses	7,845,426	5,642,284
Total expenses	44,719,675	35,872,750
Net income before income taxes	5,789,387	4,412,384
Income tax provision	2,360,573	1,991,662
Net income	$ 3,428,814	$ 2,420,722

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2002	$ 100	$ 151,461,475	$ (120,030,550)	$ 31,431,025
Transfer to accumulated deficit	-	(13,288,092)	13,288,092	-
Net income	-	-	2,420,722	2,420,722
Balance, December 31, 2003	100	138,173,383	(104,321,736)	33,851,747
Net income	-	-	3,428,814	3,428,814
Balance, December 31, 2004	$ 100	$ 138,173,383	$ (100,892,922)	$ 37,280,561

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Statements of Changes in Liabilities Subordinated to Claims of General Creditors
Years Ended December 31, 2004 and 2003

Balance, December 31, 2002	$ 10,000,000
Change in subordinated borrowings	-
Balance, December 31, 2003	10,000,000
Change in subordinated borrowings	-
Balance, December 31, 2004	$ 10,000,000

The accompanying notes are an integral part of these financial statements.

J.P. Morgan Institutional Investments Inc.
(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 3,428,814	$ 2,420,722
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	34,297	5,614
(Increase) decrease in other assets	(1,317,906)	650
Decrease (increase) in receivable from affiliate	521,076	(557,831)
Deferred income tax benefit	(2,085,477)	(286,677)
Increase in incentive compensation payable	496,672	9,321,157
Decrease in interest payable	(43,905)	(5,041)
Increase in current taxes payable	368,911	2,278,339
Increase in payable to affiliate	5,310,165	1,381,191
(Decrease) increase in accounts payable and accrued expenses	(1,315)	2,950
Total adjustments	3,282,518	12,140,352
Net cash provided by operating activities	6,711,332	14,561,074
Net cash used in investing activities		
Capital expenditures, net	(61,217)	(74,412)
Net cash used in investing activities	(61,217)	(74,412)
Net increase in cash and cash equivalents	6,650,115	14,486,662
Cash and cash equivalents		
Beginning of the year	56,826,916	42,340,254
End of the year	$ 63,477,031	$ 56,826,916
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 257,952	$ 143,313

The accompanying notes are an integral part of these financial statements.

1. Organization

J.P. Morgan Institutional Investments Inc. (the "Company"), formerly known as J.P. Morgan Advisors Inc., was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of J.P. Morgan Securities Holding LLC. ("JPMSH"), which itself is in turn wholly owned by JPMorgan Chase & Co. ("JPMC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's broker-dealer registration was approved by the NASD on December 22, 1999. The Company's name was changed effective October 31, 2002.

The Company's primary business activity is the marketing and distribution of registered mutual funds and other investment vehicles.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

On December 18, 2003, the Board of Directors of the Company approved an equity restructuring, and as a result, $13,288,092 was transferred from additional paid-in capital to accumulated deficit.

Effective July 1, 2004, Bank One Corporation ("Bank One") merged with and into JPMC (the "merger") pursuant to the Agreement and Plan of Merger, dated January 14, 2004. As a result of the merger, each outstanding share of common stock of Bank One was converted in a stock-for-stock exchange into the right to receive 1.32 shares of common stock of JPMC. JPMC stockholders kept their shares, which remained outstanding and unchanged as shares of JPMC following the merger. The results of this transaction did not have a material effect on the financial statements of the Company.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments including money market funds, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Company records all securities transactions, including fee and commission revenue and related expenses, on a trade-date basis.

Other assets comprise prepaid expenses that are stated at the amount paid, net of amortization. As of December 31, 2004, prepaid expenses in the amount of $1,317,907 related to Central Registration Depository fees for licenses registration for 2005.

Premises and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Distribution fees are recorded when earned.

The results of operations of the Company are included in the consolidated federal, New York State and New York City tax returns filed by JPMC. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates. The significant components of deferred tax assets and liabilities relate primarily to compensation, benefits and amortization expense. An informal tax sharing arrangement between JPMC and the Company allows for periodic advances to or from JPMC for outstanding deferred tax assets or liabilities.

New accounting pronouncements

In May 2003, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). This statement provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Such financial instruments include mandatorily redeemable shares, instruments that require the issuer to buy back some of its shares in exchange for cash or other assets, or obligations that can be settled with shares, the monetary value of which is fixed. Most of the guidance in FAS 150 is effective for financial instruments entered into or modified after May 31, 2003. The provisions of this statement had no effect on the financial statements of the Company.

In December 2003, the FASB issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Postretirement Benefits." This statement requires additional disclosures about the assets, obligation and cash flows of defined benefit pension and postretirement plans as well as the expense for such plans. This statement did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued FAS 123 (revised 2004), "Share-Based Payment" ("FAS 123R"). FAS 123R addresses the accounting for certain share-based compensation arrangements, including employee compensation, and requires such compensation cost to be recognized in the financial statements at fair value. FAS 123R requires compensation cost related to all awards outstanding as of the effective date, including awards issued prior to adoption of FAS 123 that continued to be accounted for under APB 25, to be recognized in the financial statements over the remaining service period based on the original grant date fair value at time of issuance. FAS 123R is effective for the first interim period beginning after June 15, 2005, with earlier adoption encouraged. A detailed discussion of this new standard is available in Footnote 7 in the 2004 JPMC Annual Report. The provisions of this pronouncement are not expected to have a material impact on the financial statements of the Company.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" of the Act), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method under Rule 15c-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2004 and 2003, the Company had net capital, as defined under such rules, of $44,561,839 and $42,129,291, respectively, and excess net capital of $44,311,839 and $41,879,291, respectively.

4. Liabilities Subordinated to Claims of General Creditors

The Company has subordinated borrowing agreements with JPMSH providing for maximum borrowings of $35 million. At December 31, 2004 and 2003, $10 million was payable under these subordinated borrowing agreements. These borrowings have been approved by the NASD and, therefore, qualify as capital in computing net capital under Rule 15c3-1. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. The borrowings are due June 30, 2010 and bear interest at a rate based upon the London Interbank Offered Rate ("LIBOR") plus 60 basis points. Interest expense incurred during the years ended December 31, 2004 and 2003 amounted to $214,047 and $138,272, respectively.

5. Employee Compensation and Benefits

The Company's employees receive annual incentive compensation based on their performance and JPMC's consolidated operating results. The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC.

Employee stock-based awards

Certain key employees of the Company participate in JPMC's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Stock options and stock appreciation rights are granted with an exercise price equal to JPMC's common stock price on the grant date and cannot be exercised until at least one year after the grant date. In January 2004, JPMC granted stock options to all eligible full time (75 options each) and part-time (38 options each) Company employees under the Value Sharing Plan, a broad-based non-shareholder approved plan. The options are exercisable over various periods and generally expire 10 years after the grant date.

Effective January 1, 2003, JPMC adopted SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. In 2004 and 2003, the Company was charged $1,845,416 and $1,492,733, respectively for its share of stock compensation expense, which includes $351,284 and $77,156, respectively from its adoption of FAS 123 in 2003.

Pension and postretirement benefit plans
The Company's domestic employees participate in the JPMC qualified noncontributory domestic defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMC. In addition, through JPMC, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company and therefore, pension as well as postretirement medical and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC. In 2004 and 2003, the Company was charged $380,828 and $387,777 for pension and postretirement benefit expense and $524,496 and $515,510 for its share of the defined contribution plan expense, respectively. Assets of JPMC's funded domestic defined benefit pension plan exceeded the projected benefit obligation at December 31, 2004.

JPMC's domestic defined benefit pension plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Benefit Pension Plans and for Termination Benefits." JPMC's postretirement medical and life insurance plans are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMC on a consolidated basis, have been included in the 2004 Annual Report of JPMC.

6. Income Taxes

The current and deferred portions of income tax provision (benefit) included in the Statements of Operations are as follows:

	For the year ended December 31, 2004		
	Current	**Deferred**	**Total**
Federal	$ 3,629,969	$ (1,702,965)	$ 1,927,004
State and local	816,081	(382,512)	433,569
Income tax provision	$ 4,446,050	$ (2,085,477)	$ 2,360,573

	For the year ended December 31, 2003		
	Current	**Deferred**	**Total**
Federal	$ 1,799,008	$ (226,364)	$ 1,572,644
State and local	479,331	(60,313)	419,018
Income tax provision	$ 2,278,339	$ (286,677)	$ 1,991,662

Reconciliation of the difference between the statutory U.S. income tax rate and the effective income tax rate is as follows:

	2004	2003
Federal statutory rate	35.0%	35.0%
State tax rate, net of federal income tax benefit	4.8%	6.1%
Meals and entertainment	1.0%	4.0%
Effective tax rate	40.8%	45.1%

7. Related Parties

The Company has significant transactions with JPMC and its subsidiaries. Such transactions are subject to substantially similar terms and conditions as those with nonrelated parties. At December 31, 2004 and 2003, the Company had an investment in the J.P. Morgan Institutional Prime Money Market Fund of $63,199,953 and $54,574,172, respectively, which is distributed by JPMorgan Funds Distributor, Inc. J.P. Morgan Investment Management Inc., an affiliate of JPMC, serves as the investment advisor. Interest income in 2004 and 2003 of $692,211 and $423,505, respectively, relates to this investment. The cash balance of $277,078 and $2,252,744 at December 31, 2004 and 2003, respectively, was held in a non-interest bearing cash account at JPMorgan Chase Bank, National Association, (the "Bank"), a wholly owned banking subsidiary of JPMC.

The Company has service level agreements (the "agreements") with J.P. Morgan Investment Management Inc., and J.P. Morgan Retirement Plan Services LLC., whereby the Company will receive reimbursement for the actual expenses incurred in providing certain marketing and administrative services plus ten percent. The Company earned income related to these agreements in the amounts of $48,559,998 and $38,723,326, respectively during 2004 and 2003.

The Company earned $720,083 and $570,000 from a foreign affiliate for certain administrative services provided during 2004 and 2003, respectively.

The Company engages JPMC affiliates to provide technology and communications expertise and other services to support its corporate finance activities. The amounts paid to JPMC affiliates were $6,094,164 and $3,472,812, respectively during 2004 and 2003 under these arrangements.

8. Subsequent Event

Effective January 1, 2005, a total of 93 mutual fund wholesale registered representatives were transferred from the Company to One Group Dealer Services, Inc. as a result of the merger between JPMC and Bank One Corporation and the subsequent merger of the two respective mutual fund complexes.

J.P. Morgan Institutional Investments Inc.

Schedule I

(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Net Capital Computation

December 31, 2004

Total ownership equity	$ 37,280,561
Add: Subordinated liabilities	10,000,000
Total capital and allowable subordinated liabilities	47,280,561
Deductions and/or charges	
Nonallowable assets	1,357,447
Property and equipment, net	97,276
Total nonallowable assets	1,454,723
Net Capital before haircut	45,825,838
Haircut on securities	1,263,999
Net Capital	44,561,839
Computation of alternative net capital requirement	
2% of aggregate debit items (or $250,000, if greater)	250,000
Excess net capital	$ 44,311,839

The Company's net capital under Rule 15c3-1 filed with the unaudited December 31, 2004 FOCUS Report is $44,550,758. The difference to the net capital disclosed in the table above equals $11,081 and relates to adjustments to the income tax provision for the year ended December 31, 2004.

J.P. Morgan Institutional Investments Inc.

Schedule II

(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder of
J.P. Morgan Institutional Investments Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of J.P. Morgan Institutional Investments Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2005

J.P. Morgan Institutional Investments Inc.

(an indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Financial Statements and
Supplemental Information
December 31, 2004 and 2003